Letterhead of NPS Pharmaceuticals, Inc.

November 6, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	NPS Pharmaceuticals, Inc. (the “Registrant”)
Registration Statement on Form S-3 filed on September 1, 2007 and amended on October 23, 2007 and November 5, 2007
Registration No. 333-146235

Ladies and Gentlemen:

                    Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby respectfully request acceleration of the effectiveness of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), so that the Registration Statement shall become effective at 10:00 a.m., New York Time, on November 8, 2007 or as soon thereafter as practicable.

                    The Registrant is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the Registration Statement.  The Registrant has not engaged any underwriter, dealer or agent in connection with the sale of any of the securities to which the Registration Statement relates.  The Registrant also acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•	the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                    Please call Andrew Rackear at 908-450-5305 to provide notice of effectiveness of the Registration Statement.

Very truly yours,

NPS PHARMACEUTICALS, INC.

By:	/s/ Andrew Rackear

Name:	Andrew Rackear
Title:	Vice President, Legal Affairs & Associate General Counsel